INTERIM FINANCIAL INFORMATION

FOURTH QUARTER 2024

Himalaya Shipping Ltd.
Unaudited Consolidated Statements of Operations
(In $ thousands except share and per share data)

	Notes	Three months ended December 31, 2024	Three months ended December 31, 2023	Twelve months ended December 31, 2024	Twelve months ended December 31, 2023
Operating revenues
Time charter revenues	8	29,598	18,321	123,580	36,736
Total operating revenues		29,598	18,321	123,580	36,736

Operating expenses
Vessel operating expenses		(6,805)	(3,585)	(23,845)	(8,597)
Voyage expenses and commissions		(491)	(234)	(1,607)	(549)
General and administrative expenses		(1,011)	(1,078)	(5,031)	(3,846)
Depreciation and amortization	12	(7,296)	(3,580)	(26,474)	(9,118)
Total operating expenses		(15,603)	(8,477)	(56,957)	(22,110)

Operating income		13,995	9,844	66,623	14,626

Loss from equity method investment	10	(10)	—	(11)	—

Financial income (expenses), net
Interest income		226	425	1,071	830
Interest expense, net of amounts capitalized	7	(13,190)	(5,665)	(46,636)	(13,601)
Other financial income (expenses), net		6	2	8	(341)
Total financial expenses, net		(12,958)	(5,238)	(45,557)	(13,112)

Net income before income tax		1,027	4,606	21,055	1,514
Income tax expense	5	(7)	—	(11)	—
Net income attributable to shareholders of Himalaya Shipping Ltd.		1,020	4,606	21,044	1,514
Total comprehensive income attributable to shareholders of Himalaya Shipping Ltd.		1,020	4,606	21,044	1,514

Basic and diluted earnings per share	6	0.02	0.11	0.48	0.04

Himalaya Shipping Ltd.
Unaudited Consolidated Balance Sheets
(In $ thousands except share and per share data)

	Notes	December 31, 2024	December 31, 2023
ASSETS
Current assets
Cash and cash equivalents		19,369	25,553
Trade receivables		1,249	811
Prepaid expenses and other current assets	9	6,180	6,443
Total current assets		26,798	32,807

Non-current assets
Equity method investments	10	324	—
Newbuildings	11	—	132,646
Vessels and equipment, net	12	852,979	428,617
Other non-current assets	11	—	5,136
Total non-current assets		853,303	566,399
Total assets		880,101	599,206

LIABILITIES AND SHAREHOLDER’S EQUITY
Current liabilities
Current portion of long-term debt	14	24,304	19,795
Trade payables		821	1,693
Accrued expenses	13	7,229	2,531
Other current liabilities		3,445	1,281
Total current liabilities		35,799	25,300

Non-current liabilities
Long-term debt	14	689,583	419,701
Total non-current liabilities		689,583	419,701
Total liabilities		725,382	445,001

Shareholders’ Equity
Common shares of par value $1.00 per share: authorized 140,010,000 (2023: 140,010,000) shares, issued and outstanding 43,900,000 (2023: 43,900,000) shares	18	43,900	43,900
Additional paid-in capital	18	14,454	111,788
Contributed surplus	18	76,804	—
Retained earnings (Accumulated deficit)		19,561	(1,483)
Total shareholders’ equity		154,719	154,205
Total liabilities and shareholders’ equity		880,101	599,206

Himalaya Shipping Ltd.
Unaudited Consolidated Statements of Cash Flows
(In $ thousands except share and per share data)

	Note	Three months ended December 31, 2024	Three months ended December 31, 2023	Twelve months ended December 31, 2024	Twelve months ended December 31, 2023
Cash Flows from Operating Activities
Net income		1,020	4,606	21,044	1,514
Adjustments to reconcile net income to net cash provided by operating activities:
Non-cash compensation expense related to stock options		103	111	512	474
Depreciation of vessels	12	7,296	3,580	26,474	9,118
Amortization of deferred finance charges		666	366	2,423	1,378
Equity in net loss on equity method investment	10	10	—	11	—
Change in assets and liabilities:
Accounts receivable		29	(391)	(438)	(811)
Amounts due to/from related parties		—	—	—	(2,696)
Accounts payable		(274)	365	(872)	485
Accrued expenses		(399)	(266)	4,259	1,028
Other current and non-current assets		765	(271)	263	(5,036)
Other current liabilities		1,286	307	2,164	1,020
Net cash provided by operating activities		10,502	8,407	55,840	6,474

Cash Flows from Investing Activities
Additions to newbuildings		—	(28,916)	(313,054)	(413,055)
Acquisition of equity method investments		—	—	(305)	—
Net cash used in investing activities		—	(28,916)	(313,359)	(413,055)

Cash Flows from Financing Activities
Proceeds from issuance of common shares, net of paid issuance costs		—	15,998	—	62,193
Proceeds from issuance of long-term and short-term debt (net of deferred finance charges paid to lender)		—	20,675	295,500	391,415
Other deferred finance charges paid		—	(27)	(2,314)	(3,952)
Proceeds from issuance of long-term debt from related party	17	—	—	—	1,020
Repayment of long-term debt from related party	17	—	—	—	(2,020)
Repayment of long-term and short-term debt		(6,500)	(3,372)	(21,218)	(16,785)
Payment of cash distributions	18	(6,146)	—	(20,633)	—
Net cash provided by (used in) financing activities		(12,646)	33,274	251,335	431,871

Net (decrease) increase in cash, cash equivalents and restricted cash		(2,144)	12,765	(6,184)	25,290
Cash, cash equivalents and restricted cash at the beginning of the period		21,513	12,788	25,553	263
Cash, cash equivalents and restricted cash at the end of the period		19,369	25,553	19,369	25,553

Supplementary disclosure of cash flow information	Three months ended December 31, 2024	Three months ended December 31, 2023	Twelve months ended December 31, 2024	Twelve months ended December 31, 2023
Interest paid, net of capitalized interest	(12,473)	(5,274)	(40,287)	(12,992)

Himalaya Shipping Ltd.
Unaudited Consolidated Statements of Changes in Shareholders' Equity
(In $ thousands except share and per share data)

	Number of outstanding shares	Common shares	Additional paid in capital	Contributed surplus	Accumulated deficit	Total equity
Balance as of December 31, 2022	32,152,857	32,153	61,171	—	(2,997)	90,327
Issuance of common shares	11,747,143	11,747	55,894	—	—	67,641
Equity issuance costs	—	—	(5,751)	—	—	(5,751)
Share based compensation	—	—	474	—	—	474
Total comprehensive income	—	—	—	—	1,514	1,514
Balance as of December 31, 2023	43,900,000	43,900	111,788	—	(1,483)	154,205

	Number of outstanding shares	Common shares	Additional paid in capital	Contributed surplus	Retained earnings/(Accumulated deficit)	Total equity
Balance as of December 31, 2023	43,900,000	43,900	111,788	—	(1,483)	154,205
Transfer to contributed surplus	—	—	(97,876)	97,876	—	—
Share based compensation	—	—	542	—	—	542
Cash distributions to shareholders	—	—	—	(21,072)	—	(21,072)
Total comprehensive income	—	—	—	—	21,044	21,044
Balance as of December 31, 2024	43,900,000	43,900	14,454	76,804	19,561	154,719

Himalaya Shipping Ltd.
Condensed Notes to the Unaudited Consolidated Financial Statements

Note 1 - General Information

Himalaya Shipping Ltd. was incorporated in Bermuda on March 17, 2021. We are listed on the New York Stock Exchange under the ticker HSHP and the Euronext Expand, operated by the Oslo Stock Exchange, under the ticker HSHP. Himalaya Shipping Ltd. was founded for the purpose of owning high-quality Newcastlemax dry bulk vessels, each with capacity in the range of 210,000 dead weight tons (“dwt”) which are equipped with the latest generation dual fuel LNG technology. As of December 31, 2024, we have a total of twelve vessels in operation. The Company has entered into sale and leaseback financing arrangements for its vessels which are described in Note 14.

As used herein, and unless otherwise required by the context, the term “Himalaya Shipping” refers to Himalaya Shipping Ltd. and the terms “Company”, “we”, “Group”, “our” and words of similar import refer to Himalaya Shipping and its consolidated companies. The use herein of such terms as “group”, “organization”, “we”, “us”, “our” and “its” or references to specific entities, is not intended to be a precise description of corporate relationships.

Going Concern

The unaudited consolidated financial statements have been prepared on a going concern basis.

As of December 31, 2024, the Company has cash and cash equivalents of $19.4 million. In addition, the Company had $10.0 million available to drawdown under the Drew revolving credit facility.

We believe that we will have sufficient resources to satisfy our obligations in the ordinary course of business for the 12-month period from the date these unaudited consolidated financial statements were issued. We have performed stress testing with respect to our forecasted cash positions under various scenarios, and accordingly we believe we will meet our obligations as and when they fall due.

Note 2 - Basis of Preparation and Accounting Policies

Basis of preparation

The unaudited consolidated financial statements are stated in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The unaudited consolidated financial statements do not include all of the disclosures required under U.S. GAAP in the annual consolidated financial statements and should be read in conjunction with our audited annual financial statements for the year ended December 31, 2023, which are included in our Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission (“SEC”) on March 27, 2024. The Unaudited Consolidated Balance Sheet data for December 31, 2023 was derived from our audited annual financial statements. The amounts are presented in thousands of United States dollars ("U.S. dollar" or "$"), unless otherwise stated. The financial statements have been prepared on a going concern basis and in management's opinion, the accompanying unaudited consolidated financial statements contain all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of its financial position as of December 31, 2024, and its results of operations and cash flows for the three and twelve months ended December 31, 2024 and 2023.

Significant accounting policies

The accounting policies adopted in the preparation of the Unaudited Consolidated Financial Statements for the twelve months ended December 31, 2024 are consistent with those followed in preparation of our annual audited consolidated financial statements for the year ended December 31, 2023.

The following policy was adopted as a result of the acquisition of 40% of the shares of 2020 Bulkers Management AS (“2020 Bulkers Management”) in August 2024.

Equity method investments

Investments in entities over which we have significant influence, but do not meet the criteria for consolidation, are accounted for by the equity method of accounting. Under this method, we record our investment at cost and adjust the carrying amount for our share of the income or losses from these equity method investments subsequent to the date of the investment and report the recognized earnings or losses in the consolidated statements of operations. Dividends received from an equity method investment reduce the carrying amount of the investment. We allocate the excess, if any, of the purchase price of the investment acquired over our proportionate share of the carrying value of the underlying net assets, or basis difference, across the assets and liabilities of the investee. The basis difference assigned to amortizable net assets will then be amortized through our consolidated statements of operations as part of the “Net income/(losses) from equity method investments.”

We periodically assess if impairment indicators exist at our equity method investments. Where determined to be other-than-temporary impairment, an impairment loss in the period will be recognized in the line item “Net income/(losses) from equity method investments” in the consolidated statements of operations.

Note 3 - Recently Issued Accounting Standards

Adoption of new accounting standards

In November 2023, the FASB issued ASU 2023-07 (Topic 280 Segment Reporting): Improvements to Reportable Segment Disclosures requiring disclosure of incremental segment information for all public entities to enable investors to develop more decision-useful financial analyses, such as:

1.On an annual and interim basis, significant segment expenses that are regularly provided to the chief operating decision maker (CODM);
2.On an annual and interim basis, other segment items by reportable segment with a description of its composition;
3.All annual disclosures about a reportable segment’s profit or loss and assets required by Topic 280 in interim periods;
4.One or more additional measures of segment profit if the CODM uses more than one measure of a segment’s profit or loss in assessing segment performance and making decisions on how to allocate resources. However, the measure that is most consistent with the measurement principles used in measuring the corresponding amounts in the public entity’s consolidated financial statements should be at least one of the reported segment profit or loss measures (or the single reported measure, if only one is disclosed);
5.The title and position of the CODM and how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and making decisions about how to allocate resources;
6.For an entity with a single reportable segment, all the disclosures required by the amendments and all existing segment disclosures under Topic 280.

ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The amendments in this update are required to be applied retrospectively to all periods presented in the financial statements, unless it is impracticable. We did not early adopt the amendments in our unaudited interim consolidated financial statements and there is no material impact on our related disclosures as presented in this interim set of accounts for the three and twelve months ended December 31, 2024. We expect the impact of the adoption of ASU 2023-07 to be limited to additional segment disclosures in our annual financial statements in 2024 and in our interim financial statements in 2025.

Accounting pronouncements that have been issued but not yet adopted

The following table provides a brief description of other recent accounting standards that have been issued but not yet adopted as of December 31, 2024:

Standard	Description	Date of adoption	Expected Effect on our Consolidated Financial Statements or Other Significant Matters
ASU 2023-6 Disclosure Improvements - Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative	The amendments represent changes to clarify or improve disclosure and presentation requirements of a variety of Topics. Amendments allow users to more easily compare entities subject to the SEC’s existing disclosures with those entities that were not previously subject to the SEC’s requirements. Also, the amendments align the requirements in the Codification with the SEC’s regulations.	The date on which SEC removes related disclosure or two years later	Under evaluation
ASU 2023-9 Income Taxes (Topic 740) - Improvements to Income Tax Disclosures	The amendments improve the transparency of income tax disclosures by requiring annual disclosure of (1) specific categories in the rate reconciliation; and (2) additional information for reconciling items if the effect of those reconciling items is equal to or greater than 5% .of the resulting amount by multiplying pretax income (or loss) by the applicable statutory income tax rate. An entity is also required to provide the nature, effect and underlying causes of the reconciling items, and the judgment used in categorizing them, if not otherwise evident.

	The amendments also improve the comparability and effectiveness of disclosures by (1) adding disclosures of pretax income (or loss) and income tax expense (or benefit) to be consistent with SEC Regulation S-X 210.4-08(h), Rules of General Application—General Notes to Financial Statements: Income Tax Expense, and (2) removing disclosures that are no longer considered relevant or cost beneficial.	January 1, 2025	Under evaluation
ASU 2024-02 Codification Improvements - Amendments to Remove References to the Concepts Statements.	The amendments remove references to various Concepts Statements that were either (i) extraneous and not required to understand or apply the guidance, or (ii) used in prior statements to provide guidance in certain topics.	January 1, 2025	Under evaluation
ASU 2024-03 Income Statement - Reporting comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses	The amendments require disclosure of the amounts of below 5 categories included in each relevant expense caption:

(a) purchase of inventory;
(b) employee compensation;
(c) depreciation;
(d) intangible asset amortization; and
(e) depreciation, depletion, and amortization recognized as part of oil and gas producing activities.

A relevant expense caption is an expense caption presented on the face of the income statement within continuing operations.

	The amendment also requires disclosure of the qualitative description of the amounts remaining in the relevant expense captions that are not separately disaggregated quantitatively. In addition, disclosure of the entity’s definition of selling expenses and its total amount are required.	January 1, 2027	Under evaluation

The FASB have issued further updates not included above as we do not believe that these are applicable to the Company.

Note 4 - Segment

Our chief operating decision maker, or the CODM, being our Board of Directors, measures performance based on our overall return to shareholders based on consolidated net income. The CODM does not review a measure of operating result at a lower level than the consolidated Group and we only have one reportable segment.

Note 5 - Income Taxes

Bermuda
Himalaya Shipping Ltd. is incorporated in Bermuda. Under current Bermuda law, the Company is not required to pay taxes in Bermuda on either income or capital gains. Himalaya Shipping Ltd. has received written assurance from the Minister of Finance in Bermuda that, in the event of any such taxes being imposed, the Company will be exempted from taxation until March 31, 2035.

On December 27, 2023, Bermuda enacted the Corporate Income Tax Act (the “CIT Act”). Entities subject to tax under the CIT Act are the Bermuda constituent entities of multi-national groups. A multi-national group is defined under the CIT Act as a group with entities in more than one jurisdiction with consolidated revenues of at least €750 million for two out of the last four fiscal years. If Bermuda constituent entities of a multi-national group are subject to tax under the CIT Act, for taxable years beginning on or after January 1, 2025, Bermuda will impose a 15% corporate income tax, as determined in accordance with and subject to the adjustments set out in the CIT Act (including in respect of foreign tax credits applicable to the Bermuda constituent entities).

While we have a tax-exempt status in Bermuda until March 31, 2035, Bermuda specifically provided that the CIT Act applies notwithstanding any assurance given pursuant to the Exempted Undertakings Tax Protection Act 1966 (the “EUTP Act”). Based on a number of operational, economic and regulatory assumptions, we do not expect to have consolidated revenue sufficient for us to fall within scope of the CIT Act in the near future. We will monitor the developments on the Bermuda internal regulations with regards to the CIT Act implementation. To the extent our consolidated revenue is sufficient for us to be within the CIT Act thresholds, we may be subject to taxation in Bermuda.

Liberia
The vessel owning companies are not subject to tax on international shipping income.

United Kingdom
Taxable income in the United Kingdom is generated by our UK subsidiary. The statutory tax rate in the United Kingdom as of December 31, 2024 was 25%.

Note 6 - Earnings Per Share

The computation of basic earnings per share (“EPS”) is based on the weighted average number of shares outstanding during the period. Diluted EPS excludes the potential effect of the assumed conversion of 620,000 share options outstanding as at December 31, 2023 as these were anti-dilutive. The dilutive impact of the assumed conversion of potentially dilutive instruments which are 800,000 share options outstanding as at December 31, 2024 is shown as follows:

(in $ thousands except share and per share data)	Three months ended December 31, 2024	Three months ended December 31, 2023	Twelve months ended December 31, 2024	Twelve months ended December 31, 2023
Basic earnings (loss) per share	0.02	0.11	0.48	0.04
Diluted earnings (loss) per share	0.02	0.11	0.48	0.04

Net income (loss)	1,020	4,606	21,044	1,514

Issued common shares at the end of the period	43,900,000	43,900,000	43,900,000	43,900,000
Weighted average number of shares outstanding for the period, basic	43,900,000	41,392,733	43,900,000	38,644,250
Dilutive impact of share options	—	—	8,667	—
Weighted average number of shares outstanding for the period, diluted	43,900,000	41,392,733	43,908,667	38,644,250

Note 7 - Interest Expense

(in $ thousands )	Three months ended December 31, 2024	Three months ended December 31, 2023	Twelve months ended December 31, 2024	Twelve months ended December 31, 2023

Interest expense, gross	13,190	7,736	48,592	21,406
Capitalized interest on newbuildings	—	(2,071)	(1,956)	(7,805)
Interest expense, net	13,190	5,665	46,636	13,601

Note 8 - Operating Leases

Rental income

The components of operating lease income are as follows:

(in $ thousands )	Three months ended December 31, 2024	Three months ended December 31, 2023	Twelve months ended December 31, 2024	Twelve months ended December 31, 2023

Time charter revenues	29,598	18,321	123,580	36,736

Time charter revenues on our index-linked charters were $26.9 million and $77.4 million in the three and twelve months ended December 31, 2024, respectively, and $10.3 million and $22.6 million in the three and twelve months ended December 31, 2023, respectively.

Note 9 - Prepaid expenses and other current assets

	December 31, 2024	December 31, 2023
(in $ thousands)
Prepaid interest(1)	2,286	2,410
Other prepaid expenses(2)	1,329	997
Inventory	1,505	634
Other current assets(3)	1,060	2,402
Total	6,180	6,443

(1) Prepaid interest pertains to interest paid in advance for “Mount Norefjell”, “Mount Ita”, “Mount Etna” and “Mount Blanc”. Bareboat payments on the lease for these vessels were paid in advance.

(2) Other prepaid expenses are comprised primarily of prepaid operating expenses, prepaid insurance and cash advance to crew for delivered vessels.

(3) Other current assets mainly relate to funding advanced to vessel managers.

Note 10 - Equity method investment

The table below sets forth the carrying value of our equity method investment:

December 31, 2024
(in $ thousands)
Opening balance	—
Additions (1)	305
Share options expense to employees of acquiree (2)	30
Equity in net earnings	(11)
Closing balance	324

(1) In August 2024, we acquired 12,000 shares in 2020 Bulkers Management AS for a total consideration of $0.3 million (NOK 3.2 million). The acquisition amount represents 40% of the issued shares of 2020 Bulkers Management. As the Company has the ability to exercise significant influence, we have accounted for our investment in 2020 Bulkers Management as an equity method investment.

(2) This pertains to the increase in the Company’s relative ownership for share options granted by the Company to employees of 2020 Bulkers Management.

Note 11 - Newbuildings

The table below sets forth the carrying value of our newbuildings:

	December 31, 2024	December 31, 2023
(in $ thousands)
Opening balance	132,646	176,145
Installment payments (1)	310,773	378,305
Capitalized interest	1,956	7,805
Other capitalized costs (2)	5,461	8,126
Reclassification to Vessels and equipment (3)	(450,836)	(437,735)
Total	—	132,646

(1) Installment payments in the twelve months ended December 31, 2024 include $310.8 million for the fifth and sixth installments net of address commissions to New Times Shipyard for newbuildings “Mount Bandeira”, “Mount Hua”, “Mount Elbrus”, “Mount Denali”, “Mount Aconcagua” and “Mount Emai”. Of this amount, $5.1 million relating to the sixth installments for “Mount Bandeira” and “Mount Hua” was paid in December 2023 in advance of their deliveries in January 2024 and was presented as “Other non-current assets” on the consolidated balance sheet as of December 31, 2023.

During the twelve months ended December 31, 2024, the Company drew down $295.5 million on the sale and leaseback financing to fund these installments and the installment payments were made by CCBFL and Jiangsu (as these terms are defined in Note 14) on behalf of the Company.

(2) Other capitalized costs include direct costs associated with the supervision of our newbuilding program.

(3) “Mount Bandeira”, “Mount Hua”, “Mount Elbrus”, “Mount Denali”, “Mount Aconcagua” and “Mount Emai” were delivered in the twelve months ended December 31, 2024 and their corresponding costs were reclassified to Vessels and equipment (see Note 12 - Vessels and Equipment, net).

Note 12 - Vessels and Equipment, net

Vessels and Equipment
(in $ thousands)
Cost
As of January 1, 2024	437,735
Reclassification from Newbuildings	450,836
As of December 31, 2024	888,571

Vessel and Equipment
(in $ thousands)
Depreciation
As of January 1, 2024	(9,118)
Charge for the period	(26,474)
As of December 31, 2024	(35,592)

Net book value as of December 31, 2024	852,979

The table below presents the dates the vessels were delivered to the Company:

Vessel	Delivery Date
Mount Norefjell	March 2, 2023
Mount Ita	March 9, 2023
Mount Etna	April 13, 2023
Mount Blanc	May 31, 2023
Mount Matterhorn	July 13, 2023
Mount Neblina	August 29, 2023
Mount Bandeira	January 5, 2024
Mount Hua	January 8, 2024
Mount Elbrus	January 11, 2024
Mount Denali	April 19, 2024
Mount Aconcagua	June 6, 2024
Mount Emai	June 13, 2024

During the twelve months ended December 31, 2024, we considered whether indicators of impairment existed that could indicate that the carrying amounts of our vessels may not be recoverable as of December 31, 2024 and concluded that no such indicators existed. We will continue to monitor developments in the markets in which we operate for indications that the carrying values of our long-lived assets are not recoverable.

Note 13 - Accrued expenses

Accrued expenses comprise of:

	December 31, 2024	December 31, 2023
(in $ thousands)
Accrued interest(1)	5,411	1,318
Accrued operating expenses	764	724
Dividend payable(2)	439	—
Other accrued expenses(3)	615	489
Total	7,229	2,531

(1) Accrued interest pertains to unpaid interest on the sale and leaseback facilities for “Mount Bandeira”, “Mount Elbrus”, “Mount Hua”, “Mount Matterhorn”, “Mount Neblina”, “Mount Denali”, “Mount Aconcagua” and “Mount Emai”. Bareboat payments on the leases for these vessels are paid in arrears. Six vessels were delivered in the twelve months ended December 31, 2024 which contributed to the increase in accrued interest at December 31, 2024.

(2) In December 2024, the Board approved a cash distribution of $0.01 per share for November 2024 which was paid in January 2025.

(3) Other accrued expenses include accruals for commissions, audit fees, legal fees and management fees.

Note 14 - Debt

	December 31, 2024	December 31, 2023
(in $ thousands)

Total debt, net of deferred finance charges	713,887	439,496
Less: Current portion of long-term debt, net of deferred finance charges	(24,304)	(19,795)
Long-term debt, net of deferred finance charges	689,583	419,701

	December 31, 2024	December 31, 2023
(in $ thousands)
Vessel financing (Mount Norefjell)	58,810	61,297
Vessel financing (Mount Ita)	58,814	61,302
Vessel financing (Mount Etna)	59,346	61,812
Vessel financing (Mount Blanc)	59,253	61,681
Vessel financing (Mount Matterhorn)	60,495	62,509
Vessel financing (Mount Neblina)	60,494	62,509
Vessel financing (Mount Bandeira)	61,535	13,683
Vessel financing (Mount Hua)	61,535	13,683
Vessel financing (Mount Elbrus)	61,535	13,783
Vessel financing (Mount Denali)	62,025	13,783
Vessel financing (Mount Aconcagua)	62,024	13,783
Vessel financing (Mount Emai)	62,024	13,783
Total debt, gross	727,890	453,608
Less: Deferred finance charges	(14,003)	(14,112)
Total debt, net of deferred finance charges	713,887	439,496

The outstanding debt, gross of deferred finance charges, as of December 31, 2024, is repayable as follows:

Year ending December 31
(in $ thousands)
2025	26,913
2026	26,064
2027	27,539
2028	29,563
2029	31,525
Thereafter	586,286
Total	727,890
Deferred finance charges	(14,003)
Total debt, net of deferred finance charges	713,887

AVIC International Leasing Co., Ltd. (“AVIC”) – Sale and leaseback financing arrangements

The Company has entered into sale and leaseback arrangements accounted for as financing transactions. In February 2022, the Company entered into sale and leaseback arrangements with AVIC for its first four newbuildings “Mount Norefjell”, “Mount Ita”, “Mount Etna”, and “Mount Blanc” which have been delivered from New Times Shipyard. Pursuant to the lease financing, Himalaya Shipping received pre-delivery financing at a fixed interest rate of 5% per annum for the third and fourth pre-delivery installments ($6.8 million paid for each of the third and fourth installments). As security for the pre-delivery financing, the Company entered into an agreement to assign in favor of AVIC the first four newbuilding contracts and the related refund guarantees, as well as giving a parent company guarantee from the Company, share pledges over the related subsidiaries, and account pledges over the related subsidiaries’ bank accounts. Upon delivery of the relevant vessels from New Times Shipyard, the vessels were sold to companies owned and designated by AVIC. The vessels were delivered in 2023 and chartered back on seven-year bareboat charters which include purchase options each year from year 3 until the end of the bareboat period. The first purchase option in year 3 is at a price of $56.9 million and then declines to $47.2 million after year 7.

In February 2023, the sale and leaseback agreements for the first four newbuildings were amended whereby AVIC agreed to finance 90% of the sixth installments on the newbuilding contracts or $2.2 million for each vessel relating to the cost of installing scrubbers on each vessel. This is repayable in advance in 12 quarterly installments of $180,000 for each vessel, together with interest calculated as: a) LIBOR plus a margin of 4.5% for the period until June 30, 2023; and b) Overnight SOFR plus a margin of 4.5% and credit adjustment spread of 0.26161% from July 1, 2023.

Under the relevant financing agreements, payment of dividends and making other distributions from each relevant subsidiary to the Company will only be allowed if immediately following such payment or distribution there will be maintained in the bank account an amount no less than the higher of (a) $3.6 million and (b) the aggregate of the bareboat rate under the facility and the operating expenses for the vessels that are payable within the next six months.

The fixed price purchase options and a cash penalty of $25.0 million per vessel for not exercising any of the purchase options under the sale and leaseback transaction results in a failed sale and leaseback and the transaction is accounted for as a financing transaction.

In the year ended December 31, 2023, the Company drew down $200.0 million on the financing to pay scheduled delivery installments for the first four newbuildings. The carrying value of Vessels and equipment financed by AVIC is $272.4 million and $282.1 million as of December 31, 2024 and December 31, 2023, respectively. The amount outstanding under the facility was $236.2 million and $246.1 million as of December 31, 2024 and December 31, 2023, respectively.

CCB Financial Leasing Co., Ltd. (“CCBFL”) – Sale and leaseback financing arrangements

In April 2022, the Company entered into sale and leaseback arrangements with CCBFL for newbuildings “Mount Matterhorn”, “Mount Neblina”, “Mount Bandeira”, “Mount Hua”, “Mount Elbrus”, “Mount Denali”, “Mount Aconcagua” and “Mount Emai” to be delivered from New Times Shipyard. Pursuant to the lease financing, CCBFL provided pre-delivery financing at a fixed interest rate of 5% per annum for the third and fourth pre-delivery installments ($6.8 million and $6.9 million, respectively) for each of the third and fourth installment for newbuildings “Mount Matterhorn”, “Mount Neblina”, “Mount Bandeira”, “Mount Hua” and “Mount Elbrus”, “Mount Denali”, “Mount Aconcagua” and “Mount Emai”. As security for the pre-delivery financing, the Company entered into an agreement to assign in favor of CCBFL the relevant newbuilding contracts and the related refund guarantees, as well as giving a parent company guarantee from the Company, share pledges over the related subsidiaries, and account pledges over the related subsidiaries’ bank accounts. Upon delivery of the relevant vessels from New Times Shipyard, the vessels were sold to companies owned and designated by CCBFL. The financing amount for each of the vessels is the lower of 90% of the newbuilding contract price and $63.0 million. The vessels were chartered back on seven-year bareboat charters which include purchase options each year from year 3 until the end of the bareboat period. The first purchase option in year 3 is $56.0 million declining to $46.0 million after year 7.

The fixed price purchase options under the sale and leaseback transaction results in a failed sale and leaseback and the transaction is accounted for as a financing transaction.

During the twelve months ended December 31, 2024, the Company drew $196.9 million (year ended December 31, 2023: $160.6 million) on the financing to pay scheduled delivery installments. The amount outstanding under the facility was $368.6 million and $180.2 million as of December 31, 2024 and December 31, 2023, respectively. The carrying value of vessels and equipment financed by CCBFL was $436.0 million and $146.5 million as of December 31, 2024 and December 31, 2023, respectively. The carrying value of newbuildings financed by CCBFL was $87.7 million as of December 31, 2023.

After 180 days of the delivery of each newbuilding, each subsidiary under the CCBFL sale and leaseback arrangement is required to maintain a minimum cash balance equivalent to the bareboat hire payable within the following three months which amounts to approximately $1.5 million per vessel. As of December 31, 2024, the Company is required to maintain a total minimum cash balance of $9.3 million in the subsidiaries that lease “Mount Matterhorn”, “Mount Neblina”, “Mount Elbrus”, “Mount Denali”, “Mount Aconcagua” and “Mount Emai”, which are included in cash and cash equivalents on the Unaudited Consolidated Balance Sheet as of December 31, 2024 as there are no legal restrictions on the bank account.

Jiangsu Financial Leasing Co. Ltd (“Jiangsu”) – Sale and leaseback financing

In December 2022, the Company, CCBFL and Jiangsu entered into novation and assignment agreements to transfer and assign all of CCBFL’s rights and obligations to Jiangsu under the corresponding sale and leaseback arrangements for newbuildings “Mount Bandeira” and “Mount Hua”. The novation was accounted for as a debt extinguishment. The transfer was effective in March 2023. The terms under the sale and leaseback arrangements remain unchanged. Upon delivery of the relevant vessels from New Times Shipyard in January 2024, the vessels were sold to companies owned and designated by Jiangsu and chartered back on seven-year bareboat charters, which include purchase options each year from year 3 until the end of the bareboat period. The first purchase option in year 3 is $56.0 million and declines to $46.0 million after year 7.

The fixed price purchase options under the sale and leaseback transaction results in a failed sale and leaseback and the transaction is accounted for as a financing transaction.

The Company drew down $98.6 million from Jiangsu for delivery installments on the “Mount Hua” and “Mount Bandeira” during the twelve months ended December 31, 2024 (year ended December 31, 2023: $27.4 million). The amount outstanding under the facility was $123.1 million and $27.4 million as of December 31, 2024 and December 31, 2023, respectively. The carrying value of vessels and equipment financed by Jiangsu was $144.5 million as of December 31, 2024.

After 180 days of the delivery of each newbuilding, each subsidiary under the Jiangsu sale and leaseback arrangement is required to maintain a minimum cash balance equivalent to the bareboat hire payable within the following three months which amounts to approximately $1.5 million per vessel. As of December 31, 2024, the Company is required to maintain a total minimum cash balance of $3.0 million in the subsidiaries that lease “Mount Bandeira”, and “Mount Hua”, which are included in cash and cash equivalents on the Unaudited Consolidated Balance Sheet as of December 31, 2024 as there are no legal restrictions on the bank account.

The bareboat rate per day under the sale and leaseback arrangements is fixed for the bareboat period and the average bareboat rate per day for the sale and leaseback arrangements with AVIC, CCBFL and Jiangsu is $16,567. Bareboat payments are paid quarterly in advance under the arrangement with AVIC and quarterly in arrears under the arrangements with CCBFL and Jiangsu. The Company has classified the estimated amortization of the bareboat payments due within twelve months from December 31, 2024 as “Current portion of long-term debt” on the Unaudited Consolidated Balance Sheet.

Drew Holdings Limited. (“Drew”) – Revolving Credit Facility

The Company has a $10.0 million Revolving Credit Facility agreement with Drew, who is a significant shareholder in the Company. Refer to Note 17 - Related Party Transactions for details on the terms of the agreement with Drew.

Note 15 - Financial Instruments

We recognize our fair value estimates using a fair value hierarchy based on the inputs used to measure fair value. The fair value hierarchy has three levels based on reliability of inputs used to determine fair values as follows:

Level 1: Quoted market prices in active markets for identical assets and liabilities.
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs that are not corroborated by market data.

The carrying value and estimated fair value of our financial instruments as of December 31, 2024 and December 31, 2023 were as follows:

		December 31, 2024		December 31, 2023
(in $ thousands)	Hierarchy	Fair Value	Carrying Value	Fair Value	Carrying Value
Assets
Cash and cash equivalents (1)	Level 1	19,369	19,369	25,553	25,553
Liabilities
Current portion of long-term debt (2)(3)	Level 2	26,913	26,913	21,234	21,234
Long-term debt (2)(3)	Level 2	730,659	700,977	429,037	432,374

(1) All demand and time deposits and highly liquid, low risk investments with original maturities of three months or less at the date of purchase are considered equivalent to cash. Thus, carrying value is a reasonable estimate of fair value.
(2) Fair value of current portion of long-term debt and long-term debt have been corroborated using discounted cash flow model and market interest rate as of December 31, 2024.
(3) Our debt obligations are recorded at amortized cost in the Unaudited Consolidated Balance Sheets. The amounts presented in the table are gross of deferred finance charges amounting to $14.0 million and $14.1 million as of December 31, 2024 and December 31, 2023, respectively.

The carrying amounts of accounts receivable, funding to vessel managers, accounts payable and accrued expenses approximated their fair values as of December 31, 2024 and December 31, 2023 because of their near term maturity and are classified as Level 1 within the fair value hierarchy.

There have been no transfers between different levels in the fair value hierarchy during the periods presented.

Note 16 - Commitments and Contingencies

Assets pledged
	December 31, 2024	December 31, 2023
(in $ thousands)
Book value of vessels secured against long-term loans	852,979	428,617
Book value of newbuildings secured against long-term loans	—	132,646
Total	852,979	561,263

Contingencies

We may, from time to time, be involved in legal proceedings and claims that arise in the ordinary course of business. A contingent liability will be recognized in the consolidated financial statements only where we believe that a liability will be probable and for which the amounts are reasonably estimable, based upon the facts known prior to the issuance of the financial statements.

Note 17 - Related Party Transactions

Drew and Magni Partners (Bermuda) Ltd.(“Magni”)

Drew is considered a related party due to its significant ownership in the Company and Magni is considered a related party as a result of being an affiliate of Drew. As of December 31, 2024, Drew holds 30.4% of the Company’s outstanding common shares.

In March 2022, the Company entered into a $15.0 million revolving credit facility with Magni. The facility was unsecured and interest-bearing at a rate of LIBOR for the applicable interest periods under the facility, plus a margin of 8% p.a. The Magni revolving credit facility was available to the Company until December 31, 2023 and was to be repaid latest on December 31, 2024. In December 2022, the revolving credit facility was canceled and a new revolving credit facility with Drew was entered into on the same terms.

Effective December 18, 2023, an addendum to the Drew revolving credit facility was executed, decreasing the maximum amount available under the facility from $15.0 million to $10.0 million, and extending the maturity of the facility from December 31, 2024 to December 31, 2025. In addition, the addendum extended the drawdown window to December 31, 2024 and aligned the interest rate with the Term SOFR. The amended facility bears interest for the applicable interest periods under the facility, at a rate of SOFR plus a margin of 8% p.a.

On October 31, 2024, the Company entered into an addendum with Drew in relation to the revolving credit facility to: (i) include a commitment fee of 1% per annum on any undrawn amount from January 1, 2025 to the end of the availability period, (ii) extend the timeframe to drawdown from the facility to December 31, 2025 and the latest repayment date to December 31, 2026, and (iii) change the margin on the Term Secured Overnight Financing Rate (“SOFR”) from 8% to 6.5% per annum.

As of December 31, 2024, the Company has $10.0 million available to draw down from this facility. Refer to Note 19 - Subsequent Events for details on the draw down subsequent to December 31, 2024.

Corporate support agreement

The Company’s incorporator and initial, sole shareholder, Magni was the key initiator of the Himalaya project and provided corporate and financial assistance throughout the process, including extensive assistance in connection with obtaining the financing for the installments as well as the private placements. The Company entered into a corporate support agreement with Magni whereby Magni was compensated for its services to the Group since the inception of the Company, and for its key role in identifying and pursuing business opportunities for the Group (the “Corporate Support Agreement”). As Magni indirectly held a controlling interest at the time the Corporate Support Agreement was entered into, the Company has treated the Corporate Support Agreement as a related party agreement. Pursuant to the Corporate Support Agreement, Magni continued to support the Company’s business development through assisting with the pre-financing and post-financing of the Company’s newbuilding program, in finding employment for the vessels, in recruiting suitable individuals to the Company’s organization and with general high-level administrative support. The parties agreed in 2021 that compensation in the amount of $2.7 million was to be paid by the Company to Magni in four equal tranches.

The tranches were split equally on each of the first four newbuildings delivered from New Times Shipyard in 2023, so that $0.67 million was payable on each such delivery. Such amount equals the address commission received on the first four vessels, which was agreed with the yard before the project opened to external investors.

Following the delivery of the first four vessels in 2023, the total fee of $2.7 million was paid in 2023.

2020 Bulkers Management

In February 2023, the Company signed an agreement with 2020 Bulkers Management, replacing a similar management agreement entered into in October 2021. Pursuant to the management agreement, 2020 Bulkers Management provides us with certain operational, commercial and management services. The Company shall pay 2020 Bulkers Management a management fee subject to annual estimates and calculated, based on, among other things, expected activity level of the Company and the expected scope of services to be provided by 2020 Bulkers Management in relation to the Company in the year, and payable quarterly, in four equal tranches. Such management fee shall equal certain marked-up costs, based on the sum of (i) the direct payroll costs allocated to the performance of the services under the management agreement and (ii) certain shared costs corresponding to infrastructure costs in such year related to the performance of such services, such sum to be marked-up by a margin of 13%. The management fee will be adjusted annually to account for the difference between estimated and actual costs incurred in such year. The management agreement has an indefinite term and can be terminated by either party upon one month’s notice.

Following the acquisition of 40% of the issued shares in 2020 Bulkers Management, 2020 Bulkers Management became a related party from August 29, 2024. Management fees from 2020 Bulkers Management of $0.3 million and $0.4 million were recognized in the three months ended and the period from August 29, 2024 to December 31, 2024, respectively.

As of December 31, 2024, the Company has $0.3 million payable to 2020 Bulkers Management presented under “Trade payables” in the unaudited consolidated balance sheet.

Note 18 - Equity

The authorized share capital of the Company as of December 31, 2024 and December 31, 2023 is $140,010,000 represented by 140,010,000 authorized common shares of par value $1.00 each.

In January 2024, the shareholders, at a Special General Meeting, approved the transfer of $97.9 million to the Company’s Contributed Surplus Account from the Company's Share Premium account (Additional paid-in capital in the Company’s Consolidated Statement of Changes in Shareholder’s Equity).

In February 2024, the Board approved a grant of 115,000 share options to key human resources and one director. The share options granted have a five-year term and cliff vest three years from the grant date. The exercise price is $8.00 per share and will be reduced by any dividends and cash distributions paid.

In September 2024, the Board approved a grant of 65,000 share options to a key human resource. The share options granted have a five-year term and cliff vest three years from the grant date. The exercise price is $10.00 per share and will be reduced by any dividends and cash distributions paid.

The following cash distributions were declared in the twelve months ended December 31, 2024:

Declaration date	Amount per share (in $)	Payment date
February 2024	0.01	March 2024
March 2024	0.03	April 2024
April 2024	0.03	May 2024
May 2024	0.04	June 2024
June 2024	0.04	July 2024
July 2024	0.05	July 2024
August 2024	0.06	August 2024
September 2024	0.07	September 2024
October 2024	0.10	October 2024
November 2024	0.04	November 2024
December 2024	0.01	January 2025

The above cash distributions were made from the Company's Contributed Surplus account.

Note 19 - Subsequent Events

On January 7, 2025, the Board approved a cash distribution of $0.005 per share for shareholders of record as of January 21, 2025.

On January 7, 2025, the Company drew down $2.0 million from the revolving credit facility with Drew.

On February 10, 2025, the Board approved a cash distribution of $0.005 per share for shareholders of record as of February 21, 2025.